--------                             U.S. SECURITIES AND EXCHANGE COMMISSION                        --------------------------------
 FORM 4                                      WASHINGTON, D.C. 20549                                           OMB APPROVAL
--------                                                                                            --------------------------------

[_] Check this box if no           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                     OMB Number:            3235-0287
    longer subject to                                                                               Expires:       December 31, 2001
    Section 16.  Form 4    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,  Estimated average burden
    or Form 5 obligations   Section 17(a) of the Public Utility Holding Company Act of 1935         hours per response.......... 0.5
    may continue.  See         or Section 30(f) of the Investment Company Act of 1940               --------------------------------
    Instruction 1(b).
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1.  Name and Address of           2.  Issuer Name and Ticker or                     6.  Relationship of Reporting Person to Issuer
    Reporting Person*                 Trading Symbol                                             (Check all applicable)
                                  Interplay Entertainment Corporation
Titus Interactive SA              (NASDAQ-NMS:IPLY)                                      [_] Director        [X]  10% Owner
----------------------------------------------------------------------------------
(Last)      (First)    (Middle)   3.  IRS or Social         4. Statement for            ____ Officer (give   ____ Other (specify
                                      Security Number of       Month/Year                            title               below)
c/o Titus Software Corp.              Reporting Person                                               below)
20432 Corisco Street                  (Voluntary)              April, 2000
--------------------------------                            ----------------------
        (Street)                                            5.  If Amendment,
                                                                Date of Original
Chatsworth       CA      91311                                  (Month/Year)
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(City)        (State)    (Zip)          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1.  Title of Security             2. Trans-  3. Trans-      4. Securities Acquired (A)  5.  Amount of    6. Owner-    7.  Nature of
    (Instr. 3)                       action     action         or Disposed of (D)           Securities      ship          Indirect
                                     Date       Code           (Instr. 3, 4 and 5)          Beneficially    Form:         Beneficial
                                                (Instr. 8)                                  Owned at        Direct        Ownership
                                   (Month/   -------------------------------------------    End of Month    (D) or In-    (Instr. 4)
                                     Day/                              (A) or               (Instr. 3       direct (I)
                                    Year)    Code     V     Amount     (D)       Price      and 4)          (Instr. 4)
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Common Stock, par value
$0.001 per share                  6/30/99     J           1,151,771      A        (1)        3,633,571          D
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Common Stock, par value
$0.001 per share                  8/20/99     J             883,684      A        (1)        4,567,255          D
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Common Stock, par value
$0.001 per share                  11/2/99     P           6,250,000      A        $4.00      10,817,255         D
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Common Stock, par value
$0.001 per share                  11/9/99     P           2,000,000      A        $4.00      12,817,255         D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

 FORM 4 (CONTINUED)                TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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
1.  Title of Derivative       2. Conver-    3. Trans-   4. Trans-      5.  Number of      6. Date Exer-     7. Title and Amount of
    Security (Instr. 3)          sion or       action      action          Derivative        cisable and       Underlying Securities
                                 Exercise      Date        Code            Securities        Expiration        (Instr. 3 and 4)
                                 Price of      (Month/     (Instr. 8)      Acquired (A)      Date (Month/
                                 Deriv-        Day/                        or Disposed       Day/Year)
                                 ative         Year)                       of (D) (Instr.  ----------------------------------------
                                 Security                                  3, 4, and 5)    Date     Expira-               Amount or
                                                        --------------------------------   Exer-    tion       Title      Number of
                                                         Code    V       (A)    (D)        cisable  Date                  Shares
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Warrant (right to buy)            $3.79        4/14/00    P             350,000            Immed.   4/14/10   Common Stock  350,000
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Series A Preferred Stock           (3)         4/14/00    P             719,424            (3)               Common Stock    (3)
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
1.  Title of Derivative       8. Price            9. Number                10. Ownership            11. Nature of
    Security (Instr. 3)          of                  of                        Form of                 Indirect
                                 Deriv-              Deriv-                    Derivative               Beneficial
                                 ative               ative                     Security:                Ownership
                                 Security            Securities                Direct (D)               (Instr. 4)
                                 (Instr. 5)          Beneficially              or Indirect
                                                     Owned at                  (I)
                                                     End of Month              (Instr. 4)
                                                     (Instr. 4)
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                                  (2)                1,069,424                    D
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                              $20,000,000            1,069,424                    D
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


Explanation of Responses:
(1) Pursuant to a Stock Purchase Agreement, dated March 18, 1999, by and among Interplay Entertainment Corp. ("Interplay"), the Reporting Person, and Brian Fargo (the "Purchase Agreement"), the Reporting Person agreed to purchase up to 5,000,000 shares of the common stock ("Common Stock") of Interplay. A total of 2,500,000 shares of Common Stock were received by the Reporting Person at the closing of the Purchase Agreement on March 18, 1999. Pursuant to an adjustment mechanism in the Purchase Agreement based on the closing price of the Common Stock on the NASDAQ-NMS on certain specified dates as described in Sections 3.3 through 3.5 of the Purchase Agreement, Titus received an additional 1,161,771 shares of Common Stock on June 30, 1999 and an additional 883,684 shares of Common Stock on August 20, 1999. The aggregate purchase price paid by the Reporting Person for the 2,500,000 shares of Common Stock received on March 18, 1999, the 1,161,771 shares of Common Stock received on June 30, 1999 and the 883,684 shares of Common Stock received on August 20, 1999 was $10,000,000.

(2) This warrant was issued in connection with a Stock Purchase Agreement, dated April 14, 2000, by and between Interplay and the Reporting Person, pursuant to which the Reporting Person purchased from Interplay 719,424 shares of Interplay's Series A Preferred Stock for an aggregate purchase price of $20,000,000.

(3) On April 14, 2000, Interplay and the Reporting Person entered into a Stock Purchase Agreement pursuant to which the Reporting Person purchased 719,424 shares of Series A Preferred Stock (the "Series A Shares") of Interplay for an aggregate purchase price of $20,000,000. The Series A Shares are convertible, at the option of the Reporting Person, at any time after the earlier to occur of May 31, 2001, or 180 days after the occurrence of an Adjustment Event (as defined below), which is not cured by Interplay within the Cure Period (as defined below), into a number of shares of Interplay's Common Stock determined by dividing $27.80 by the Series A Conversion Price in effect on the date of conversion. The Series A Conversion Price is equal to the lower of (i) $2.78 or
(ii) the product of (a) 0.85 and (b) the average of the closing price of Interplay's Common Stock as reported by Nasdaq for the twenty (20) trading days immediately preceding the date of conversion. Notwithstanding the immediately preceding sentence, in the event that a demand for payment is made by Greyrock Capital pursuant to the guaranty (the "Guaranty") issued by Titus in favor of Greyrock Capital (an "Adjustment Event"), the Series A Conversion Price shall automatically be adjusted to $0.466818926, provided, however, if no amounts are
                                           --------  -------
paid by the Reporting Person pursuant to the Guaranty, or, within 180 days of the Adjustment Event

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)


(the "Cure Period"), Interplay reimburses the Reporting Person for any amounts paid by the Reporting Person pursuant to the Guaranty, the Series A Conversion Price shall automatically be increased to the Series A Conversion Price in effect immediately prior to the Adjustment Event. If, however, the Reporting Person pays any amounts under the Guaranty and such amounts are not reimbursed by Interplay within the Cure Period, then, as of the first day following the Cure Period, the Series A Conversion Price shall be automatically adjusted to an amount obtained by the following formula (provided, however, that in no event
                                          --------  -------
shall the resulting Series A Conversion Price be less than $0.466818926 or more than $2.78):

        X  =                   20,000,000
                               ----------
                               Z + 5,000,000 (10-Y)

where:  X  =  the Series A Conversion Price;

        Y = the lesser of (a) $10.00 per share (subject to adjustment for stock splits, combinations and dividends following the date hereof with respect to the Common Stock) or (b) the average closing price per share as reported by Nasdaq for the twenty (20) trading days immediately preceding the last day of the Cure Period; and

        Z = the greater of (a) $20,000,000 divided by $2.78 (subject to adjustment for stock splits, combinations and dividends following the date hereof with respect to the Common Stock) or (b) $20,000,000 divided by the product of 0.85 and Y.

     The formula set forth above shall be equitably adjusted in the event of any stock splits, combinations and dividends following the date hereof with respect to Interplay's Common Stock so as to preserve, as closely as possible, the conversion rights of the Series A Shares.

     Notwithstanding the foregoing, in no event shall the Series A Shares be convertible into more than 5,504,507 shares of Interplay's Common Stock unless the issuance of the Series A Shares is approved by Interplay's stockholders in accordance with Delaware law and Interplay's Certificate of Incorporation, provided, however, that this limitation will cease to apply upon the occurrence
--------  -------
of an Adjustment Event.

     The Series A Shares possess a number of voting rights equal to the number of shares of Interplay's Common Stock into which the Series A Shares may be converted, without regard to any restrictions on when the Series A Shares may be converted and subject to the cap on the conversion of the Series A Shares set
forth in the immediately preceding paragraph.   As of the date of this filing,
the Series A Shares issued to the Reporting Person are entitled to an aggregate of 5,504,507 votes.

                                                                                   /s/ Herve Caen
                                                                                  -------------------------------
**  Intentional misstatements or omissions of facts constitute                    **Signature of Reporting Person           Date
    Federal Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).       Herve Caen, President
                                                                                  On Behalf of Titus Interactive SA    May 10, 2000

Note:  File three copies of this Form, one of which must be manually signed.
       If space is insufficient, see Instruction 6 for procedure

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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